                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 9)

                TRANSCONTINENTAL REALTY INVESTORS, INC. (Issuer)
                            (Name of Subject Company)

            TRANSCONTINENTAL REALTY ACQUISITION CORPORATION (Offeror)
                             (Name of Filing Person)

                    AMERICAN REALTY INVESTORS, INC. (Offeror)
                             (Name of Filing Person)

                      COMMON STOCK, PAR VALUE .01 PER SHARE
                         (Title of Class of Securities)

                                   893617-20-9
                      (CUSIP Number of Class of Securities)

                                ROBERT A. WALDMAN
                        1800 VALLEY VIEW LANE, SUITE 300
                               DALLAS, TEXAS 75234
                                 (469) 522-4200
                              (469) 522-4360 (FAX)
          -------------------------------------------------------------
                                 With copies to:
          -------------------------------------------------------------

        STEVEN C. METZGER, ESQ.                    JEFFREY M. SONE, ESQ.
     PRAGER METZGER & KROEMER, PLLC                JACKSON WALKER L.L.P.
      2626 COLE AVENUE, SUITE 900               901 MAIN STREET, SUITE 6000
          DALLAS, TEXAS 75204                       DALLAS, TEXAS 75202
             (214) 969-7600                           (214) 953-6000
          (214) 523-3838 (FAX)                      (214) 953-5822(FAX)
      (Name, Address, and Telephone Numbers of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                            Calculation of Filing Fee

             Transaction valuation*                    Amount of filing fee
             ----------------------                    --------------------
                 $71,370,128.00                             $6,567.00**

         *For purposes of calculating the fee only. This amount assumes the purchase of 4,078,293 shares of Transcontinental Realty Investors, Inc. for $17.50 per share. The amount of the filing fee, calculated in accordance with
Section 14(g)(1)(B)(3) and Rule 0-11.

         **Filing fee was paid with the Schedule TO filed November 15, 2002.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                              Filing Party:
Form or Registration No.:                            Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [X]      going private transaction subject to Rule 13e-3

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                        RULE 14D-1 TENDER OFFER STATEMENT

         Introduction

         This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 15, 2002, as amended (the "Schedule TO") by American Realty Investors, Inc. ("ARL") and Transcontinental Realty Acquisition Corporation, a wholly-owned subsidiary of ARL ("TCI Acquisition Sub"). This Schedule TO includes the Schedule 13E-3 Transaction Statement of ARL and TCI Acquisition Sub.

         This Tender Offer Statement relates to the offer by TCI Acquisition Sub to purchase any and all of the issued and outstanding shares of common stock of Transcontinental Realty Investors, Inc., ("TCI") for $17.50 net per share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2002 and filed as Exhibit (a)(1) to the Schedule TO. The information set forth in the Offer to Purchase and the Letter of Transmittal (filed as Exhibit (a)(2) to the Schedule TO), including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Tender Offer Statement on Schedule TO and all items of information required to be included in, or covered by, the Schedule 13E-3 Transaction Statement. The responses to each item in this Tender Offer Statement are qualified in their entirety by the information contained in the Offer to Purchase and the exhibits, as amended, hereto.

ITEM 1. SUMMARY TERM SHEET.

         Item 1 of the Schedule TO is hereby amended as follows:

         The tender offer expired as scheduled at 12:00 Midnight New York City time on March 18, 2003. Based on information provided by American Stock Transfer and Trust Company, the Depositary for the tender offer, as of the expiration of the offer at 12:00 Midnight New York City time on Tuesday, March 18, 2003, approximately 1.21 million shares of TCI common stock, or approximately 15.0% of the outstanding shares, had been tendered and not withdrawn pursuant to the tender offer.

         Under the offer, the per share price to be paid is $17.50 for TCI shares, for a total cost of $21,205,922, if all shares tendered have been properly tendered pursuant to the terms of the offer. As previously announced, ARL has waived the financing condition for the offers and will pay for all properly tendered shares with cash on hand.

         Prior to the tender offers, ARL and its affiliates owned approximately
         64.3 percent of the issued and outstanding common stock of TCI. Upon consummation of the offer, ARL and its affiliates will hold approximately 79.3% of TCI's 8,072,594 shares outstanding.

ITEM 12. EXHIBITS

         Item 12 of the Schedule TO is hereby amended as follows:

             Exhibit Number                                 Description

                 (a)(1)         Offer to Purchase, dated November 15, 2002 (1)

                 (a)(2)         Letter of Transmittal, dated November 15, 2002
                                (1)

                 (a)(3)         Notice of Guaranteed Delivery (1)

                 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated November 15, 2002 (1)

                 (a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (1)

                 (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (1)

                 (a)(7)         Summary Advertisement, dated November 15, 2002
                                (1)

                 (a)(8) Press Release issued by American Realty Advisors on November 8, 2002 (2)

                 (a)(9) Press Release issued by American Realty Investors, Inc. on November 21, 2002 (3)

                 (a)(10) Press Release issued by American Realty Investors, Inc. on December 13, 2002 (4)

                 (a)(11) Press Release issued by American Realty Investors, Inc. on December 20, 2002 (5)

                 (a)(12) Press Release issued by American Realty Investors, Inc. on January 14, 2003 (6)

                 (a)(13) Press Release issued by American Realty Investors, Inc. on February 21, 2003.(10)

                 (a)(14) Press Release issued by American Realty Investors, Inc. on March 5, 2003.(11)

                 (a)(15) Press Release issued by American Realty Investors, Inc. on March 11, 2003.(12)

                 (a)(16) Press Release issued by American Realty Investors, Inc. on March 19, 2003.(13)

                 (b)            Not applicable

                 (c)            Not Applicable

                 (d)            Not Applicable

                 (f)            Not Applicable

                 (g)            Not Applicable

                 (h)            Not Applicable

                 99.1 ARL/IORI/TCI Merger: Board Presentation -- Executive Summary, January 31, 2002, prepared by Houlihan Lokey Howard & Zukin(7)

                 99.2 ARL/IORI/TCI Merger: Exhibits to Board Presentation, January 2002, prepared by Houlihan Lokey Howard & Zukin(7)

                 99.3 Discounted Cash Flow Analysis - Detail prepared by Houlihan Lokey Howard & Zukin(7)

                 99.4           Opinion of Houlihan Lokey Howard & Zukin
                                (TCI)(8)

                 99.5 Opinion of Houlihan Lokey Howard & Zukin (Income Opportunity Realty Investors, Inc.)(9)

         ----------

         (1) Previously filed as an exhibit to the Schedule TO on November 15, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

         (2) Previously filed as an exhibit to the Schedule TO-C on November 8, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

         (3) Previously filed as an exhibit to the Schedule TO Amendment No. 1 on November 22, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

         (4) Previously filed as an exhibit to the Schedule TO Amendment No. 3 on December 13, 2002 and is incorporated herein by reference.

         (5) Previously filed as an exhibit to the Schedule TO Amendment No. 4 on December 20, 2002 and is incorporated herein by reference.

         (6) Previously filed as an exhibit to the Schedule TO Amendment No. 5 on January 14, 2003 and is incorporated herein by reference.

         (7) Previously filed as an exhibit to the Schedule 13E-3 Amendment No. 1 filed by American Realty Investors, Inc. on August 30, 2002 and is incorporated herein by reference.

         (8) Previously filed on August 30, 2002 as Appendix E to the Proxy Statement/Prospectus contained in the Form S-4 filed by American Realty Investors, Inc. and is incorporated herein by reference.

         (9) Previously filed on August 30, 2002 as Appendix F to the Proxy Statement/Prospectus contained in the Form S-4 filed by American Realty Investors, Inc. and is incorporated herein by reference.

         (10) Previously filed as an exhibit to the Schedule TO Amendment No. 6 on February 21, 2003 and is incorporated herein by reference.

         (11) Previously filed as an exhibit to the Schedule TO Amendment No. 7 on March 5, 2003 and is incorporated herein by reference.

         (12) Previously filed as an exhibit to the Schedule TO Amendment No. 8 on March 12, 2003 and is incorporated herein by reference.

         (13) Filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Item 1.  Summary Term Sheet is hereby amended as follows:

                   See Item 1 of this Tender Offer Statement.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information is set forth in this statement is true, complete and correct.

                                      AMERICAN REALTY INVESTORS, INC.

Date:      March 19, 2003             By:  /s/ RONALD E. KIMBROUGH
       --------------------              --------------------------------------
                                      Printed Name: Ronald E. Kimbrough
                                      Title: Executive Vice President and Chief
                                              Financial Officer

                                      TRANSCONTINENTAL REALTY
                                        ACQUISITION CORPORATION

Date:      March 19, 2003             By:  /s/ RONALD E. KIMBROUGH
       --------------------              --------------------------------------
                                      Printed Name: Ronald E. Kimbrough
                                      Title: Director and President

                               INDEX TO EXHIBITS

    Exhibit Number                     Description
    --------------                     -----------
        (a)(1)         Offer to Purchase, dated November 15, 2002 (1)

        (a)(2)         Letter of Transmittal, dated November 15, 2002 (1)

        (a)(3)         Notice of Guaranteed Delivery (1)

        (a)(4)         Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated
                       November 15, 2002 (1)

        (a)(5)         Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
                       other Nominees (1)

        (a)(6)         Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (1)

        (a)(7)         Summary Advertisement, dated November 15, 2002 (1)

        (a)(8)         Press Release issued by American Realty Advisors on November 8, 2002 (2)

        (a)(9)         Press Release issued by American Realty Investors, Inc. on November 21, 2002 (3)

        (a)(10)        Press Release issued by American Realty Investors, Inc. on December 13, 2002 (4)

        (a)(11)        Press Release issued by American Realty Investors, Inc. on December 20, 2002 (5)

        (a)(12)        Press Release issued by American Realty Investors, Inc. on January 14, 2003 (6)

        (a)(13)        Press Release issued by American Realty Investors, Inc. on February 21, 2003.(10)

        (a)(14)        Press Release issued by American Realty Investors, Inc. on March 5, 2003.(11)

        (a)(15)        Press Release issued by American Realty Investors, Inc. on March 11, 2003.(12)

        (a)(16)        Press Release issued by American Realty Investors, Inc. on March 19, 2003.(13)

        (b)            Not applicable

        (c)            Not Applicable

        (d)            Not Applicable

        (f)            Not Applicable

        (g)            Not Applicable

        (h)            Not Applicable

        99.1           ARL/IORI/TCI Merger: Board Presentation -- Executive Summary, January 31, 2002, prepared by
                       Houlihan Lokey Howard & Zukin(7)

        99.2           ARL/IORI/TCI Merger: Exhibits to Board Presentation, January 2002, prepared by Houlihan
                       Lokey Howard & Zukin(7)

        99.3           Discounted Cash Flow Analysis - Detail prepared by Houlihan Lokey Howard & Zukin(7)

        99.4           Opinion of Houlihan Lokey Howard & Zukin (TCI)(8)

        99.5           Opinion of Houlihan Lokey Howard & Zukin (Income Opportunity Realty Investors, Inc.)(9)

      ----------

      (1) Previously filed as an exhibit to the Schedule TO on November 15, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

      (2) Previously filed as an exhibit to the Schedule TO-C on November 8, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

      (3) Previously filed as an exhibit to the Schedule TO Amendment No. 1 on November 22, 2002 by the filing persons named in this Schedule TO and is incorporated herein by reference.

      (4) Previously filed as an exhibit to the Schedule TO Amendment No. 3 on December 13, 2002 and is incorporated herein by reference.

      (5) Previously filed as an exhibit to the Schedule TO Amendment No. 4 on December 20, 2002 and is incorporated herein by reference.

      (6) Previously filed as an exhibit to the Schedule TO Amendment No. 5 on January 14, 2003 and is incorporated herein by reference.

      (7) Previously filed as an exhibit to the Schedule 13E-3 Amendment No. 1 filed by American Realty Investors, Inc. on August 30, 2002 and is incorporated herein by reference.

      (8) Previously filed on August 30, 2002 as Appendix E to the Proxy Statement/Prospectus contained in the Form S-4 filed by American Realty Investors, Inc. and is incorporated herein by reference.

      (9) Previously filed on August 30, 2002 as Appendix F to the Proxy Statement/Prospectus contained in the Form S-4 filed by American Realty Investors, Inc. and is incorporated herein by reference.

      (10) Previously filed as an exhibit to the Schedule TO Amendment No. 6 on February 21, 2003 and is incorporated herein by reference.

      (11) Previously filed as an exhibit to the Schedule TO Amendment No. 7 on March 5, 2003 and is incorporated herein by reference.

      (12) Previously filed as an exhibit to the Schedule TO Amendment No. 8 on March 12, 2003 and is incorporated herein by reference.

      (13) Filed herewith.